Sonoco Products Company
One North Second Street
Post Office Box 160
Hartsville, South Carolina 29551-0160

August 21, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Sonoco Products Company
Form 10-K for Fiscal Year Ended December 31, 2012
   Filed March 1, 2013
           File No.  001-11261

Dear Mr. Schwall:

This letter is in response to your August 7, 2013 comment letter addressed to Barry L. Saunders, Chief Financial Officer, Sonoco Products Company regarding the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2012

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 14

COMMENT:

1.	Please provide the performance graph required by Item 201(e)(1) of Regulation S-K.

RESPONSE:

It is our understanding that the performance graph is required to be included in the Company’s annual report to shareholders, but not in the Form 10-K.  This understanding is based on Instruction 7 to Item 201(e) which states that “The information required by paragraph (e) of this Item need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting).” Accordingly, the Company provided the performance graph on page 24 of its 2012 annual report to shareholders.

Mr. H. Roger Schwall
August 21, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 24

COMMENT:

2.
We note your disclosure of contractual obligations includes a line item for income tax contingencies. Please tell us whether this amount represents your liability for unrecognized tax benefits, and if so, reconcile the amount presented here to the disclosure provided on page F24 of your Form 10-K.

RESPONSE:

The amount disclosed as income tax contingencies in the contractual obligations table on page 24 of our Form 10-K for Fiscal Year Ended December 31, 2012 represents the total amount of expected future cash flows associated with unrecognized tax benefits.  This amount differs from the disclosure of “Gross Unrecognized Tax Benefits at December 31, 2012” provided on page F24 because it includes interest on unrecognized tax benefits as well as the positive cash effect of deferred tax assets derived from unrecognized tax benefits in accordance with the disclosure requirements of FASB ASC 740.  By contrast the disclosure on page F24 represents only the amount of tax associated with unrecognized tax benefits. The following table reconciles the differences between the two figures (dollars in thousands):

Income tax contingencies (per the contractual obligations table on page 24)	$26,700
Deferred tax asset related to income tax expense	1,500
Gross interest expense related to income tax contingencies	(4,300)
Deferred tax asset related to unrecognized tax benefits	7,400

Gross unrecognized tax benefits at December 31, 2012 (per table on F24)	$31,300

Critical Accounting Policies and Estimates, page 28

Impairment of Goodwill, page 29

COMMENT:

3.
Please expand your disclosure to provide additional detail regarding the process through which goodwill is tested for impairment. For example, your disclosure makes reference to the potential impact of changes in management’s expectations for future periods. Please address the degree of uncertainty associated with the key assumptions used in assessing goodwill. As another example, your disclosure identifies the change in projected operating profits that would result in a carrying value exceeding the fair value of certain reporting units. Please explain the potential events and changes in circumstances that could reasonably be expected to cause this kind of change. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Interpretive Release No. 33-8350.

Mr. H. Roger Schwall
August 21, 2013

RESPONSE:

The Company analyzes certain qualitative and quantitative factors in determining goodwill impairment.  For most of its reporting units, only a qualitative analysis is required for management to reach a conclusion that it is not more likely than not that goodwill has been impaired.

For any reporting unit where management is not able to reach this conclusion based on its qualitative assessment, a more detailed analysis is performed (i.e. step 1 analysis). In this analysis, the fair values of these reporting units are estimated utilizing both an income approach and a market approach.  A number of significant management assumptions and estimates are reflected in the Company’s forecast of future results and cash flows, such as: sales volume and prices, profit margins, income taxes, capital expenditures and changes in working capital requirements.  Changes in these assumptions, along with the discount rate, could materially impact the estimated fair values.

As noted in our disclosure on page 29 of the 2012 Form 10-K, the Company’s projections incorporate management’s “best estimates” of the expected future results, which include expectations related to new business awards, and where applicable, improved operating margins. Management’s projections related to revenue growth and/or margin improvements arise from a combination of factors, including expectations for volume growth with existing customers, product expansion, improved price/cost, productivity gains, fixed cost leverage, improvement in general economic conditions, increased operational capacity and customer retention. In considering the level of uncertainty in relation to the potential for goodwill impairment, any such impairment would likely be the result of adverse changes in more than one assumption and such uncertainty is considered in the selection of the discount rate utilized. Management does not consider the assumptions to be aggressive or conservative, but rather our best estimate based on available evidence at the time of each assessment. As had been disclosed previously, these future cash flows are then discounted to present value using a discount rate management believes is commensurate with the risks inherent in the cash flows.

In its 2012 analysis, the Company performed various sensitivity analyses including the amount by which discount rates would need to increase in order for carrying values to exceed estimated fair values. That analysis indicated that for the three units disclosed, Plastics – Thermoforming, Plastics – Blowmolding, and Rigid Paper – Europe, discount rates would have needed to increase from between 300 and 900 basis points in order for net book value to exceed fair value.

To give the users of the financial statements a sense of the magnitude of change in expected results and/or discount rates needed to result in a possible impairment, management has disclosed the percentage by which these units’ fair values exceeded their carrying value.

Mr. H. Roger Schwall
August 21, 2013

There are no specific singular events or changes in circumstances management has identified that it believes could reasonably result in a change to expected future results sufficient to result in goodwill impairment.  In management’s opinion, a change of such magnitude would more likely be the result of a combination of the factors already disclosed, a general deterioration in competitive position, introduction of a superior technology, significant unexpected changes in customer preferences, an inability to pass on raw material cost increases, etc.  Many of these are general business risks and are identified in “Item 1A. Risk Factors” on pages 9-10 of the Company’s 2012 Form 10-K.

The Company will expand its disclosure on impairment of goodwill in future filings to include further discussion of the points noted above.

COMMENT:

4.
It appears that you have disclosed the percentage by which the fair value exceeded the carrying value of your Plastics – Blowmolding reporting unit and your Rigid Paper – Europe reporting unit. However, it does not appear that this type of disclosure was provided for your Plastics – Thermoforming reporting unit. Please tell us the percentage by which the fair value exceeded the carrying value for this reporting unit and confirm that you will provide this disclosure in future Exchange Act filings.

RESPONSE:

Based on the Company’s assessment of fair value performed in the third quarter of 2012, the estimated fair value of the Plastics – Thermoforming reporting unit exceeded its carrying value by approximately 88%. We confirm that we will provide this disclosure in future Exchange Act filings.

Notes to the Consolidated Financial Statements

Note 13 – Income Taxes, page F23

COMMENT:

5.
We note you have provided the disclosure regarding the expiration of operating loss carryforwards. Please revise to more clearly indicate the specific periods in which these loss carryforwards expire. Refer to FASB ASC 740-10-50-3a.

RESPONSE:

In response to the Staff’s comments, the Company will more clearly indicate the specific periods in which loss carryforwards expire, in a manner similar to the following paragraph, in future filings (dollars in thousands):

“Federal operating loss carryforwards of approximately $77,000 remain from the Tegrant acquisition. The use of these losses is limited by U.S. tax law, but it is expected that these losses will be fully utilized prior to their expiration. These carryforwards expire at various times between 2023 and 2031, depending on the year incurred. The Company does not have any other U.S. federal operating loss carryforwards. Foreign subsidiary loss carryforwards of approximately $350,000 remain at December 31, 2012. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Approximately $237,000 of these loss carryforwards do not have an expiration date. Of the remaining foreign subsidiary loss carryforwards, approximately $27,000 expire within the next five years and approximately $86,000 expire between 2018 and 2032. Approximately $16,400 of state loss carryforwards and $5,000 of state credit carryforwards remain at December 31, 2012. The state loss and credit carryforwards expire between 2013 and 2033.”

Mr. H. Roger Schwall
August 21, 2013

COMMENT:

6.
We note the disclosure per page F24 of your Form 10-K stating that you initiated the repatriation of cash from certain foreign subsidiaries during the fiscal year ended December 31, 2012. Please describe the nature of the cash that was repatriated. For example, tell us the country from which this cash was repatriated and explain why management decided this was an appropriate course of action during the fiscal year ended December 31, 2012. In addition, we note the disclosure stating that the undistributed earnings of your subsidiaries are considered to be indefinitely reinvested. Please tell us about the specific reinvestment plans in place supporting this conclusion in light of the recent repatriation of cash described in your filing. Refer to FASB ASC 740-30-25-17.

RESPONSE:

The repatriation initiated in 2012 resulted in the movement of cash accumulated in Mexico, Canada, Switzerland, Greece, Poland, The Netherlands, and Australia through the Luxembourg parent company and ultimately to the United States. This repatriation primarily represented a return of capital rather than a repatriation of earnings.

During the second half of 2012, the Company began to strategically consider making voluntary accelerated payments of its debt. In connection with this consideration, the Company began to explore whether foreign cash could be efficiently utilized in a low-cost fashion to assist with this potential action. The Company has significant positive cash flows in the United States and was not required to make accelerated payments on the debt, and would not have utilized foreign cash had there been significant incremental taxes associated with the repatriation of cash. After an extensive analysis which was finalized in the fourth quarter of 2012, the Company concluded that cash could be moved from certain geographies without generating significant incremental tax given that the repatriation would primarily represent a return of capital rather than earnings and decided at that time to initiate a repatriation.

International growth has been and continues to be one of the Company’s strategic priorities.  Growth occurs through investment in new facilities and manufacturing lines, as well as through strategic acquisitions and entrance into new geographic markets. Sonoco’s financing strategy is to fund local growth with local operating cash flows and borrowings. The Company’s legal structure facilitates the redeployment of excess cash from one foreign jurisdiction to fund requirements in another, and the high tax cost of foreign dividend payments creates an additional economic incentive to reinvest locally. Sonoco has a history of funding its international operations and acquisitions with cash/earnings generated outside of the United States, and this trend and policy is expected to continue. Further, the Company’s U.S. operations are profitable and generate significant positive cash flows each year. As such, the Company does not require overseas earnings to be repatriated to the U.S. to meet its obligations. The repatriation initiated in 2012 was done only because it primarily represented a return of capital and could be done in an efficient and cost effective manner. Any future repatriation would likely have a high tax cost providing a financial disincentive to repatriate.

Mr. H. Roger Schwall
August 21, 2013

COMMENT:

7.
We note you accrued the U.S. tax liability associated with the repatriation of cash from certain foreign subsidiaries during the fiscal year ended December 31, 2012. Please tell us whether the recognition of this tax expense resulted in the receipt of a foreign tax credit and describe your accounting treatment pursuant to FASB ASC 740-10-25.

RESPONSE:

The cash repatriation did not result in any foreign tax credits being generated.

COMMENT:

8.
We note your disclosure stating that the computation of the potential deferred tax liability associated with the undistributed earnings of your international subsidiaries deemed to be indefinitely reinvested is not practicable. Please tell us how the repatriation of cash from certain foreign subsidiaries affected your ability to determine the amount of this unrecognized deferred tax liability.

RESPONSE:

Under FASB ASC 740-20-25-3, a company must disclose the amount of its undistributed foreign earnings and a reasonable estimate of the deferred tax liability, or an indication that the computation of the deferred tax liability is not practicable. The computation of the potential deferred tax liability associated with undistributed earnings of Sonoco’s foreign subsidiaries is exceedingly complex due to a variety of factors.  Many of the countries in which we operate are lower tiered subsidiaries, and computation of the tax that would be due on repatriation would require multi-tier computations of tax in multiple jurisdictions.  The effort involved to gather the data required from our subsidiaries worldwide to make this computation would be enormous, and would require significant investment of resources and systems.  Significant assumptions would need to be made concerning a multitude of theoretical planning options, as well as the timing of distributions at each level of the structure. These assumptions would of necessity be arbitrary because the Company does not intend to repatriate these funds.

By contrast the computation of the tax liability associated with the 2012 repatriation was relatively simple as the repatriation was primarily a return of capital with the dividend portion of the distribution generated from only one country. Therefore, the repatriation did not provide any additional information that would reduce the complexity of the calculation of the deferred tax liability on undistributed earnings of foreign subsidiaries.

Mr. H. Roger Schwall
August 21, 2013

Signatures, page 39

COMMENT:

9.	Please identify the individual signing in the capacity of controller or principal accounting officer. See General Instructions D.(2)(a) and D.(2)(b) of Form 10-K.

RESPONSE:

Vice President and Chief Financial Officer Barry L. Saunders signed the Company’s Form 10-K for the fiscal year ended December 31, 2012, in his capacity as both the Company’s principal financial officer and its principal accounting officer. We indicated that he signed the report in his capacity as principal financial officer, but failed to indicate that he was also signing in his capacity as principal accounting officer. We will correct this oversight in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your question concerning the Company’s Form 10-K filing for the year ended December 31, 2012.  Please let me know if you require any further information.

Sincerely,

/s/Barry L. Saunders
Barry L. Saunders
Vice President and Chief Financial Officer